Filed pursuant to Rule 433
August 9, 2007
Relating to Preliminary Pricing Supplement No.206 to
Registration Statement Nos. 333-137691,
333-137691-02
Dated September 29, 2006

ABN AMRO Bank N.V. S-NOTESSM
Preliminary Pricing Sheet – August 9, 2007
10.00% One Year Select Basket Knock-In Securities Linked to 10 Pharmaceutical Stocks Due August 29, 2008
Offering Period: August 9, 2007 – August 28, 2007

SUMMARY INFORMATION
Issuer:	ABN AMRO Bank N.V. (Senior Long Term Debt Rating: Moody’s Aa2, S&P AA-)
Lead Agent:	ABN AMRO Incorporated
Offerings:	10.00% One Year Select Basket Knock-In Securities Linked to 10 Pharmaceutical Stocks due August 29, 2008
Coupon:	10.00% per annum (30/360), payable monthly in arrears on the last day of each month commencing on September 30, 2007 and ending on the maturity date
Coupon Breakdown:	Interest Rate: 5.09% per annum Put Premium: 4.91%
Underlying Stocks:	Stock*	Ticker Symbol	Knock-in Level % of Initial Price	Weight
	Bristol-Myers Squibb Company	BMY	80%	10%
	Forest Laboratories, Inc.	FRX	80%	10%
	Merck & Co. Inc.	MRK	80%	10%
	King Pharmaceuticals, Inc.	KG	80%	10%
	Wyeth	WYE	80%	10%
	Pfizer Inc.	PFE	80%	10%
	Abbott Laboratories	ABT	80%	10%
	Onyx Pharmaceutical	ONXX	80%	10%
	GlaxoSmithKline plc	GSK	80%	10%
	Johnson & Johnson	JNJ	80%	10%
	*We refer to each of the stocks as an Underlying Stock
Denomination/Principal:	Each Security has a principal amount of $1,000. The Securities will be issued in integral multiples of $1,000
Issue Price:	100%
Initial Price:	For each Underlying Stock, 100% of the closing price per share on the pricing date
Final Price:	For each Underlying Stock, 100% of the closing price per share on the determination date
Payment at Maturity:
The payment at maturity, if any, is based on the performance of each of the 10 Underlying Stocks, and will consist of an amount in cash equal to the sum of:

      (i) for each of the 10 Underlying Stocks on the primary U.S. exchange or market for such Underlying Stock where the closing price has not fallen below the applicable knock-in level on any trading day from but not including the pricing date to and including the determination date, USD100, plus

      (ii) for each of the 10 Underlying Stocks on the primary U.S. exchange or market for such Underlying Stock where the closing price has fallen below its knock-in level on any trading day from but not including the pricing date to and including the determination date:

a)  if the closing price of any such Underlying Stock on the determination date is at or above the initial price of such Underlying Stock, USD100; or

b) if the closing price of any such Underlying Stock on the determination date is below the initial price of such Underlying Stock, an amount calculated as follows:

Final Price
USD100 X	Initial Price

If one or more of the closing prices of the Underlying Stocks has fallen below its knock-in level on any trading day from but not including the pricing date to and including the determination date and the final price of any such Underlying Stock is less than its initial price, you will lose some or all of your principal

Indicative Secondary Pricing:	• Internet at: www.s-notes.com • Bloomberg at: REXS2 <GO>
Status:	Unsecured, unsubordinated obligations of the Issuer
CUSIP:	00078UTW0 ISIN: US00078UTW08
Trustee:	Wilmington Trust Company
Securities Administrator:	Citibank, N.A.
Settlement:	DTC, Book Entry, Transferable
Selling Restrictions:	Sales in the European Union must comply with the Prospectus Directive
Pricing Date:	August 28, 2007, subject to certain adjustments as described in the related pricing supplement
Settlement Date:	August 31, 2007
Determination Date:	August 26, 2008, subject to certain adjustments as described in the related pricing supplement
Maturity Date:	August 29, 2008 (One Year)

ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offerings to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offerings of the Securities.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting ABN AMRO Holding N.V. on the SEC website at <http://www.sec.gov/cgi-bin/browse-edgar?company=&CIK=abn&filenum=&State=&SIC=&owner=include&action=get company>. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

These Securities may not be offered or sold (i) to any person/entity listed on sanctions lists of the European Union, United States or any other applicable local competent authority; (ii) within the territory of Cuba, Sudan, Iran and Myanmar; (iii) to residents in Cuba, Sudan, Iran or Myanmar; or (iv) to Cuban Nationals, wherever located.

SUMMARY

The following summary does not contain all the information that may be important to you. You should read this summary together with the more detailed information that is contained in the related Pricing Supplement and in its accompanying Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the related Pricing Supplement, which are summarized on page 5 of this document.  In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

What are the Securities?

      The Securities are interest paying, non-principal protected senior notes of ABN AMRO Bank N.V. and are fully and unconditionally guaranteed by our parent company, ABN AMRO Holding N.V.   The Securities have a maturity of one year. These securities combine certain features of debt and equity by offering a fixed interest rate on the principal amount while the payment at maturity on the Securities is determined based on the performance of the 10 Underlying Stocks, which we refer to as the Underlying Stocks, on the determination date as described below under “What will I receive at maturity of the Securities and how is this amount calculated?”  At maturity, the payment, if any, that you receive will be calculated based on the closing prices of the Underlying Stocks on the determination date and could be less than the principal amount of $1,000 per security and could be zero.

What will I receive at maturity of the Securities and how is this amount calculated?

The payment, if any, you will receive at maturity for each $1,000 principal amount of Securities, is based on the performance of each of the 10 the Underlying Stocks, and will consist of a cash payment equal to the sum of:

(1) for each Underlying Stock where the closing price has not fallen below the applicable knock-in level on the primary U.S. exchange or market for such Underlying Stock on any trading day from but not including the pricing date to and including the determination date, $100, plus

(2) for each Underlying Stock where the closing price  has fallen below its knock-in level on the primary U.S. exchange or market for such Underlying Stock on any trading day from but not including the pricing date to and including the determination date:

(a)  if the closing price of such Underlying Stock on the determination date is at or above the initial price of such Underlying Stock, $100; or

b) if the closing price of such Underlying Stock on the determination date is below the initial price of such Underlying Stock, an amount calculated as follows:

Final Price
$100 X	Initial Price

If one or more of the closing prices of the Underlying Stocks has fallen below its knock-in level on any trading day from but not including the pricing date to and including the determination date and the final price of any such Underlying Stock is less than its initial price, you will lose some or all of your principal.

Why is the interest rate on the Securities higher than the interest rate payable on your conventional debt securities with the same maturity?

     The Securities offer a higher interest rate than the yield that would be payable on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating.  This is because we are paying you a premium to assume the risk that at maturity we may deliver cash to you in an amount less than the principal amount of each Security depending on the performance of the Underlying Stocks.  As explained above under "What will I receive at maturity of the Securities and how is this amount calculated?" if the closing price for any Underlying Stock on the primary U.S. exchange or market for such Underlying Stock has fallen below the applicable knock-in level on any trading day from but not including the pricing date to and including the determination date and the closing price of that Underlying Stock on the determination date is below the initial price, we will pay you an amount in cash which will be less than the principal amount of the Securities and could be zero.  Therefore your are not guaranteed to receive any return of principal at maturity.

Will I receive interest payments on the Securities?

Yes.  The interest rate is fixed at issue and is payable in cash on each interest payment date, irrespective of the amount, if any, you receive at maturity.

Will I get my principal back at maturity?

You are not guaranteed to receive any return of principal at maturity. If the closing price of one or more of the Underlying Stocks has fallen below its knock-in level at any time on any trading day from but not including the pricing date to and including the determination date and the final price of any such Underlying Stock is less than its initial price, you will lose some or all of your principal. Subject to the credit of ABN AMRO Bank, N.V. as the issuer of the Securities and ABN AMRO Holding N.V. as the guarantor of the issuer’s obligations under the Securities, you will receive at maturity any cash payment to which you are entitled, to under the terms of the Securities.

However, if you sell the Securities prior to maturity, you will receive the market price for the Securities, which may or may not include any return and could be zero.  There may be little or no secondary market for the Securities.  Accordingly, you should be willing to hold your securities until maturity.

Can you give me examples of the payment I will receive at maturity depending on the performance of the Underlying Stocks?

If, for example, in a hypothetical offering, the interest rate was 11% per annum, the initial price of one of the Underlying Stocks was $45.00 per share and the knock-in level for such offering was 80% then the knock-in level would be $36.00 or 80% of the initial price.

If the Underlying Stock whose initial price was $45.00 per share were the only one of the Underlying Stocks where the closing price had fallen below its knock-in level of $36.00 on any trading day from but not including the pricing date to and including the determination date, then payment at maturity would depend on the closing price of that Underlying Stock on the determination date.  In this case, if the closing price of that Underlying Stock on the determination date is $33.00 per share, which is below the initial price, your payment at maturity would be calculated as follows:

$100 x 9 (the number of Underlying Stocks which did not fall below their respective knock-in levels) = $900 plus

  $100 x  33.00  =  $73.33
               45.00

Therefore your total payment at maturity would be $973.33.

If, on the other hand, the closing price on the determination date of the Underlying Stock that knocked-in was $50.00 per share, which is above the initial price, you will receive payment at maturity of $100 cash for such Underlying Stock regardless of the knock-in level having been breeched.  In addition, over the life of the Securities you would have received interest payments at the rate of 11% per annum.

Alternatively, if the closing price of each of the Underlying Stocks never falls below its respective knock-in price on any trading day from but not including the pricing date to and including the determination date, at maturity you will receive $1,000 in cash for each Security you hold regardless of the closing prices of the Underlying Stocks on the determination date.  In addition, over the life of the Securities you would have received interest payments of 11% per annum.

These examples are for illustrative purposes only.  It is not possible to predict the closing price of any of the Underlying Stocks on the determination date or at any time during the life of the Securities. For each offering we will set the initial price and knock-in level on the pricing date.

Do I benefit from any appreciation in any of the Underlying Stocks over the life of the Securities?

     No.  The amount paid at maturity for each $1,000 principal amount of Securities will not exceed $1,000.

What if I have more questions?

You should read the “Description of Securities” in the related Pricing Supplement for a detailed description of the terms of the Securities.  ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates.  Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

RISK FACTORS

Investors should carefully consider the risks of the Securities to which this communication relates and whether these Securities are suited to their particular circumstances before deciding to purchase them. It is important that prior to investing in these Securities investors read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities. In addition, we urge investors to consult with their investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO’s parent. As a result, investors assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO defaults on its obligations under the Securities. Any obligations or Securities sold, offered, or recommended are not deposits on ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Principal Risk

The Securities are not ordinary debt securities: they are not principal protected. In addition, if the closing price of any Underlying Stock falls below the applicable knock-in level on any trading day during the Knock-In Period, investors in the Securities will be exposed to any decline in the price of the applicable Underlying Stock below the closing price of such Underlying Stock on the date the Securities were priced. Accordingly, investors may lose some or all of their initial investment in the Securities.

Limited Return

The amount payable under the Securities will never exceed the original principal amount of the Securities plus the applicable aggregate fixed coupon payment investors earn during the term of the Securities. This means that investors will not benefit from any price appreciation in the Underlying Stocks, nor will they receive dividends paid on the Underlying Stocks, if any. Accordingly, investors will never receive at maturity an amount greater than a predetermined amount per Security, regardless of how much the price of the Underlying Stocks increases during the term of the Securities or on the determination date. The return of a Security may be significantly less than the return of a direct investment in the Underlying Stocks to which the Security is linked during the term of the Security.

The Underlying Stocks May Correlate with Each Other

All ten Underlying Stocks are from the same industry sector: the pharmaceutical sector. It is often, but not always, the case that prices of stocks in the same industry sector may move up or down in a similar pattern due to macroeconomic factors affecting that industry sector. This phenomenon is referred to as “correlation.” Choosing ten stocks in the same industry sector is likely to result in correlation between the ten Underlying Stocks, and it is possible that correlation will be detrimental to you. This is impossible to predict.

Liquidity Risk

ABN AMRO does not intend to list the Securities on any securities exchange. Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be limited. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Securities, and investors may not receive their full principal back if the Securities are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the price of the Underlying Stocks, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging our obligations under the Securities.

Tax Risk

Pursuant to the terms of the knock-in, we and every investor agree to characterize the Securities as consisting of a Put Option and a Deposit of cash with the issuer. Under this characterization, a portion of the stated interest payments on each Security is treated as interest on the Deposit, and the remainder is treated as attributable to a sale by the investor of the Put Option to ABN AMRO (referred to as Put Premium). The Put Premium will not be taxable upon receipt.

Upon maturity, the investor will recognize short-term capital gain or loss equal to the amount of cash received at maturity, plus the total Put Premium received during the term of the Securities, minus the Deposit.

Significant aspects of the U.S. federal income tax treatment of the Securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax treatment described above. Investors should seek their own advice based on their particular circumstances from an independent tax advisor.